AB 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

KW 3/13

12012050

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SEC Mail Processing Section

FEB 27 2012

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -68076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SAWAYA SEGALAS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 8TH FLOOR
(No. And Street)

NEW YOURK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA HALPERN (FINOP) (203) 210-7364
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

JD 3/12/12

OATH OR AFFIRMATION

I, FUAD SAWAYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAWAYA SEGALAS SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Sawaya Segalas Securities, LLC:

We have audited the accompanying statement of financial condition of Sawaya Segalas Securities, LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sawaya Segalas Securities, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, LLP

New York, New York
February 16, 2012

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 2,875,010
Accounts receivable	326,869
Prepaid expenses	2,159
Organizational Cost (net of accumulated amortization of $22,316)	89,264
TOTAL ASSETS	$ 3,293,302

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 15,440
Management fee payable	1,893,797
Total liabilities	1,909,237
Member's Equity	1,384,065
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,293,302

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND BUSINESS

Sawaya Segalas Securities, LLC (the "Company"), a wholly owned subsidiary of Sawaya Segalas & Co., LLC (the "Parent"), was incorporated on June 6, 2006, commenced operations on December 1, 2008. The Company became a broker-dealer on July 1, 2011 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides financial advisory and capital-raising services, principally related to recapitalization, refinancing, sale, merger, consolidation or other business combination and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of income.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2010, 2009, and 2008. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value Measurement

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, bears no material effect on the financial statements as presented.

NOTE 3 LIABILITIES SUBORDINANTED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loans agreements.

NOTE 4 NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $908,273 and $780,990 in excess of the required net capital of $127,283.

NOTE 5 RELATED PARTY TRANSACTIONS

For the year ended December 31, 2011, the Company shared office space with its sole member, the Parent. In accordance with the expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

The Agreement includes a provision for a management fee to the parent. For the year ended December 31, 2011, the management fee expense amounted to $7,131,317.

NOTE 6 SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 16, 2012, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.